Exhibit 99.1

November 13, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by MOGU Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Form 6-K of MOGU Inc. dated November 13, 2025. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/PricewaterhouseCoopers Zhong Tian LLP

Attachment

普华永道中天会计师事务所(特殊普通合伙)

PricewaterhouseCoopers Zhong Tian LLP, 11/F PricewaterhouseCoopers Center

Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC

T: +86 (21) 2323 8888, F: +86 (21) 2323 8800, www.pwccn.com

Change in Registrant’s Certifying Accountant

MOGU Inc. (the “Company”) dismissed PricewaterhouseCoopers Zhong Tian LLP (the “Former Auditor”) on November 13, 2025 and appointed Marcum Asia CPAs LLP (the “Successor Auditor”) as successor auditor of the Company on November 13, 2025. The dismissal of the Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s Audit Committee.

The reports of the Former Auditor on the consolidated financial statements of the Company for the fiscal years ended March 31, 2025 and March 31, 2024 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended March 31, 2025 and March 31, 2024 and the subsequent interim period through November 13, 2025, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference thereto in their reports on the financial statements for such years; and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F), other than the material weaknesses related to the Company’s internal control over financial reporting, including (x) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review the Company’s consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, (y) lack of sufficiently designed control on the reconciliations of significant account balances and transactions between the accounting system and the operation systems, and (z) lack of periodic review of high-risk activities in the accounting system, including the super user account’s operations and program and data changes, as disclosed in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025 filed with the U.S. Securities and Exchange Commission on July 31, 2025. These material weaknesses have been discussed between the Audit Committee of the Company and the Former Auditor. The Company has authorized the Former Auditor to respond fully to the inquiries of the Successor Auditor concerning the subject matter of these material weaknesses.

The Company provided the Former Auditor with a copy of this current report on Form 6-K and requested that the Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditor’s letter is furnished as Exhibit 99.1 to this current report on Form 6-K.

During the Company’s fiscal years ended March 31, 2025 and March 31, 2024 and the subsequent interim period through November 13, 2025, neither the Company nor anyone on its behalf have consulted with the Successor Auditor on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report nor oral advice was provided to the Company that the Successor Auditor concluded was an important factor that the Company consider in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.